SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON and SINANO establish new Chinese MOCVD training center

Shanghai, P.R. China, July 6, 2011 - AIXTRON SE today announces a formal cooperation agreement between AIXTRON and the Suzhou Institute of Nano-tech and Nano-bionics (SINANO), China to establish a brand new MOCVD training and demo facility to train its Chinese customers and potential customers' engineers. With the recent rapid expansion of the solid state lighting business in the region, China's orders for MOCVD equipment have increased sharply.

The new center will enable the region to address the issue of a shortage of professionally trained staff such as MOCVD operators and maintenance engineers in the Yangtze River delta area. The new training center, located in the Suzhou Industrial Park (SIP) will start up later this year, and will be a joint collaboration between AIXTRON and SINANO, a long-term AIXTRON MOCVD equipment user.

SINANO already has several AIXTRON R&D systems in its facility but for the new center AIXTRON will install its latest MOCVD system generation equipment, the CRIUS(R) II and the AIX G5 HT. In addition, the center will be staffed by highly experienced AIXTRON process and maintenance engineers as well as numerous other training professionals.

The signing ceremony took place on June 22, 2011 in Suzhou, where officials from both organizations formally committed themselves to this unique new collaboration. During the agreement signing ceremony, Wolfgang Breme CFO of AIXTRON expressed his enthusiasm for the project: 'With the new training center AIXTRON will provide the necessary support for this very important part of China's industrial future. Supported by the national government's latest 5-year plan, China plans to become a leading global manufacturer of LED devices. This center will provide the prerequisites for the education of highly skilled MOCVD operators. We chose the Suzhou region due to its well established infrastructure - it is home to many already successful big enterprises and industries. And we chose SINANO because we believe that they are the best partner for this prestigious project'.

About SINANO

SINANO - the Suzhou Institute of Nano-tech and Nano-bionics at the Chinese Academy of Sciences (CAS), was jointly founded in 2006 by CAS, Jiangsu Provincial Government and the Suzhou Municipal People's Government. The 100-acre institute is located in the Suzhou Dushu Lake Science and Education Innovation District and is being built with a phased construction cost of 428 million Yuan. The next construction phase of the project will be complete by the end of 2012 with a construction cost totaling 680 million Yuan.

The Chinese Academy of Sciences (CAS) is one of China's leading academic institution and comprehensive research and development center active in natural sciences, technological sciences and high-tech innovation. It was founded in Beijing on 1st November 1949 from the former Academia Sinica (Central Academy of Sciences) and Peiping Academy of Sciences.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	July 6, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO